Dreyfus Intermediate Municipal Bond Fund, Inc.
Statement of Investments
Febraury 28, 2006 (Unaudited)

Long-Term Municipal Investments--97.6%	Principal Amount ($)	Value ($)
Alabama--1.8%		
Jefferson County, Limited Obligation School Warrants:		
5.50%, 1/1/2021	7,500,000	8,176,650
5.25%, 1/1/2023	5,500,000	5,863,220
McIntosh Industrial Development Board, EIR		
4.65%, 6/1/2008	475,000	482,581
Alaska--3.9%		
Alaska International Airports, Revenue:		
5.50%, 10/1/2011 (Insured; AMBAC)	2,560,000	2,791,424
5.50%, 10/1/2012 (Insured; AMBAC)	1,620,000	1,780,186
Alaska Student Loan Corp., Student Loan Revenue		
6%, 7/1/2016 (Insured; AMBAC)	6,380,000	6,824,495
Anchorage:		
5.875%, 12/1/2010 (Insured; FGIC)	2,365,000 a	2,605,615
5.875%, 12/1/2010 (Insured; FGIC)	1,500,000 a	1,652,610
Electric Utility Revenue:		
6.50%, 12/1/2008 (Insured; MBIA)	2,755,000	2,966,942
6.50%, 12/1/2009 (Insured; MBIA)	2,910,000	3,207,722
5.875%, 2/1/2010 (Insured; FSA)	3,175,000 a	3,449,447
Northern Tobacco Securitization Corp.,		
Tobacco Settlement Revenue:		
6%, 6/1/2013	4,745,000	5,020,447
6.20%, 6/1/2022	2,030,000	2,121,817
Arizona--.3%		
Glendale Municipal Property Corp., Excise Tax Revenue		
5%, 7/1/2017 (Insured; AMBAC)	2,160,000	2,312,453
Arkansas--.2%		

Springdale, Sales and Use Tax Revenue		
4%, 7/1/2016 (Insured; MBIA)	1,575,000	1,562,810
California--8.7%		
ABAG Finance Authority for Nonprofit Corp.,		
Revenue (San Diego Hospital Association)		
5.125%, 3/1/2018	1,000,000	1,047,940
Alameda County Unified School District		
Zero Coupon, 8/1/2018 (Insured; FSA)	3,785,000	2,232,052
California, GO,		
Various Purpose:		
5%, 6/1/2016	5,000,000	5,390,200
5%, 6/1/2016	9,875,000	10,610,885
5%, 8/1/2022	5,000,000	5,314,550
California Health Facilities Financing Authority,		
Revenue (Cedars Sinai Medical Center)		
5%, 11/15/2019	1,500,000	1,580,730
California Infrastructure and Economic Development,		
Bank Revenue (Bay Area Toll Bridges- 1st Lien)		
5.25%, 7/1/2017 (Insured; FSA)	3,300,000	3,607,197
California Pollution Control Financing Authority,		
PCR (San Diego Gas and Electric Co.)		
5.90%, 6/1/2014 (Insured; MBIA)	2,100,000	2,411,535
California Public Works Board, LR		
(Department of Mental Health - Coalinga)		
5.50%, 6/1/2018	3,000,000	3,343,770
California Statewide Community Development Authority:		
MFHR (Equity Residential) 5.20%, 6/15/2009	3,000,000	3,110,100
Revenue (Huntington Memorial Hospital) 5%, 7/1/2017	2,895,000	3,071,132
Elsinore Valley Municipal Water District, COP		
5.375%, 7/1/2016 (Insured; FGIC)	3,295,000	3,688,818
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue		
0/7%, 1/1/2008	5,000,000 b	5,326,250

Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue:		
5.75%, 6/1/2008	6,950,000 a	7,299,446
5%, 6/1/2019	2,000,000	2,078,080
Los Angeles County Public Works Financing Authority,		
Revenue (Regional Park and Open Space District):		
5%, 10/1/2007	3,635,000 a	3,765,896
5%, 10/1/2019	1,915,000	1,979,114
Palomar Pomerado Health, GO		
5%, 8/1/2020 (Insured; AMBAC)	2,130,000	2,288,025
San Francisco Bay Area Rapid Transit District, Sales		
Tax Revenue 5%, 7/1/2018 (Insured; MBIA)	3,000,000	3,252,480
Colorado--1.3%		
Denver City and County, Airport Revenue		
5%, 11/15/2008 (Insured; XLCA)	5,000,000	5,161,550
El Paso County School District		
(Number 11 Colorado Springs):		
6.25%, 12/1/2009	1,000,000	1,097,400
6.50%, 12/1/2010	2,000,000	2,259,640
6.50%, 12/1/2011	2,040,000	2,347,224
Connecticut--.1%		
Mashantucket Western Pequot Tribe,		
Special Revenue 5.60%, 9/1/2009	1,000,000 c	1,047,040
District of Columbia--.5%		
District of Columbia 6%, 6/1/2012 (Insured; MBIA)	3,280,000	3,688,065
Florida--3.1%		
Broward County, Airport System Revenue		
(Convertible Lien) 5.25% 10/1/2011 (Insured; AMBAC)	1,525,000	1,587,677

Capital Projects Finance Authority, Student Housing		
Revenue (Capital Projects Loan Program)		
5.50%, 10/1/2015 (Insured; MBIA)	4,060,000	4,368,073
Collier County, Gas Tax Revenue		
5.25%, 6/1/2019 (Insured; AMBAC)	2,190,000	2,381,691
Hillsborough County Industrial Development Authority,		
PCR (Tampa Electric Co. Project)		
5.10%, 10/1/2013	5,000,000	5,216,200
Miami-Dade County School Board, COP		
5.25%, 10/1/2017 (Insured; FGIC)	5,000,000	5,464,550
Palm Beach County School Board, COP		
5.375%, 8/1/2014 (Insured; AMBAC)	4,000,000	4,435,840
Polk County, Utility System Revenue		
5.25%, 10/1/2018 (Insured; FGIC)	2,000,000	2,182,040

Georgia--2.1%

Athens Housing Authority, Student Housing LR		
(Ugaref East Campus Housing):		
5.25%, 12/1/2015 (Insured; AMBAC)	2,560,000	2,758,374
5.25%, 12/1/2016 (Insured; AMBAC)	2,700,000	2,902,446
Milledgeville-Baldwin County Development Authority,		
Revenue (Georgia College and State University		
Foundation):		
6%, 9/1/2010	1,275,000	1,370,319
5.25%, 9/1/2019	1,710,000	1,801,246
Municipal Electric Authority of Georgia		
(Combustion Turbine Project):		
5.25%, 11/1/2012 (Insured; MBIA)	2,735,000	2,979,345
5.25%, 11/1/2016 (Insured; MBIA)	5,000,000	5,435,900

Hawaii--.3%

Kuakini Health System, Special Purpose Revenue		
5.50%, 7/1/2012	2,575,000	2,714,076

Illinois--3.5%

Chicago Housing Authority, Revenue (Capital Program):		
5%, 7/1/2009	2,500,000	2,602,350
5.25%, 7/1/2010	2,420,000	2,567,547
Chicago O'Hare International Airport, Revenue:		
(Second Lien) 5.25%, 1/1/2010 (Insured; AMBAC)	3,095,000	3,252,164
(Third Lien) 5.50%, 1/1/2015 (Insured; CIFG)	6,450,000	7,129,636
Chicago Park District, GO Limited Tax Park:		
5.50%, 7/1/2011 (Insured; FGIC)	4,005,000 a	4,378,707
5.50%, 1/1/2020 (Insured; FGIC)	1,300,000	1,404,234
Illinois Health Facilities Authority, Revenue		
(Passavant Memorial Area Hospital Association)		
5.65%, 10/1/2016	4,850,000	5,181,643
Metropolitan Pier and Exposition Authority,		
Dedicated State Tax Revenue		
(McCormick Place) 0/5.55%, 6/15/2021		
(Insured; MBIA)	2,500,000 b	2,002,575

Indiana--1.9%

Indiana Health Facility Financing Authority,		
HR (Clarian Health Partners, Inc.):		
5.50%, 2/15/2007	3,000,000 a	3,116,400
5.50%, 2/15/2007	5,000,000 a	5,194,000
Indianapolis Local Public Improvement Bond Bank		
6.50%, 1/1/2011 (Insured; FSA)	6,415,000	7,229,897

Kansas--1.8%

Wyandotte County/Kansas City Unified Government:		
Tax-Exempt Sales Tax Special Obligation Revenue		
(Redevelopment Project Area B) 4.75%, 12/1/2016	3,800,000	3,902,828
Utility System Revenue		
5.65%, 9/1/2018 (Insured; AMBAC)	9,130,000	10,515,112

Kentucky--.5%

Ashland, PCR (Ashland, Inc.) 5.70%, 11/1/2009	4,000,000	4,286,800

Louisiana--.4%

Morehouse Parish, PCR (International Paper Co. Project) 5.25%, 11/15/2013	2,000,000	2,098,040
Plaquemines Parish Law Enforcement District, Certificates of Indebtedness 4.50%, 3/1/2012 (Insured; FGIC)	1,175,000	1,222,529

Maryland--.7%

Maryland Department of Transportation Consolidated Transportation 5%, 5/1/2016	5,000,000	5,422,350

Massachusetts--5.3%

Boston Water and Sewer Commission, Revenue 5%, 11/1/2020	5,760,000	6,189,293
Massachusetts, Consolidated Loan 5%, 12/1/2010	3,000,000	3,189,840
Massachusetts Bay Transportation Authority, Sales Tax Revenue 5.50%, 7/1/2017	5,000,000	5,705,150
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Project Number 6) 5.25%, 7/1/2015 (Insured; MBIA)	4,000,000	4,321,160
Massachusetts Water Resource Authority: 5.25%, 8/1/2019 (Insured; MBIA) 5%, 8/1/2022 (Insured; MBIA)	8,420,000 9,875,000	9,438,988 10,711,807
University of Massachusetts Building Authority, Project Revenue 5.25%, 11/1/2013 (Insured; AMBAC)	3,500,000 a	3,857,455

Michigan--4.2%

Detroit Local Development Finance Authority 5.20%, 5/1/2010	5,745,000	5,894,025
Greater Detroit Resource Recovery Authority, Revenue 6.25%, 12/13/2008 (Insured; AMBAC)	7,755,000	8,304,209

Michigan Building Authority, Revenue		
(State Police Communications System)		
5.25%, 10/1/2013	1,945,000	2,139,500
Michigan Hospital Finance Authority, Revenue:		
8.111%, 11/15/2007	5,750,000 c,d	6,075,622
(Oakwood Obligation Group)		
5.50%, 11/1/2011	3,500,000	3,775,415
(Sparrow Obligation Group):		
5.25%, 11/15/2011	2,500,000	2,664,375
5.75%, 11/15/2016	3,250,000	3,523,423
Michigan Municipal Bond Authority, Revenue		
(Drinking Water Revolving Fund)		
5.25%, 10/1/2009	2,370,000 a	2,510,825

Minnesota--1.1%

Lakeville Independent School District Number 194, GO		
5%, 2/1/2018 (Insured; FSA)	5,000,000	5,326,150
Saint Paul Housing and Redevelopment Authority,		
Hospital Facility Revenue (HealthEast Project):		
5%, 11/15/2017	3,000,000	3,006,420
5.75%, 11/15/2021	1,000,000	1,078,220

Mississippi--.2%

Walnut Grove Correctional Authority, COP		
5.50%, 11/1/2007 (Insured; AMBAC)	1,855,000	1,916,957

Missouri--1.5%

Missouri Development Finance Board,		
Infrastructure Facilities Revenue		
(Branson Landing Project)		
6%, 6/1/2020	3,160,000	3,670,940
Missouri Health and Educational		
Facilities Authority, Revenue		
(SSM Health Care) 5%, 6/1/2007	2,940,000	2,993,949

Saint Louis, Airport Revenue
(Airport Development Program):

5.50%, 7/1/2010 (Insured; MBIA)	1,565,000	1,687,039
5.50%, 7/1/2010 (Insured; MBIA)	1,435,000	1,548,695
5.625%, 7/1/2011 (Insured; MBIA)	2,500,000 a	2,748,350

Nevada--1.3%

Director of the State of Nevada Department of Business and Industry, SWDR (Republic Services, Inc. Project) 5.625%, 6/1/2018	5,000,000	5,468,450
Washoe County, Water Facility Revenue (Sierra Pacific Power Co.) 5%, 7/1/2009	5,000,000	5,054,700

New Jersey--4.8%

Bayonne, TAN 5%, 12/11/2006	1,500,000	1,506,660
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue) 5.25%, 2/15/2020	3,000,000	3,147,480
Casino Reinvestment Development Authority, Revenue 5.25%, 6/1/2019 (Insured; MBIA)	5,000,000	5,440,950

New Jersey Economic Development Authority:

Cigarette Tax Revenue:

5.375%, 6/15/2015	3,300,000	3,581,127
5.50%, 6/15/2016	1,000,000	1,094,130

School Facilities Revenue

(Construction 2001) 5.25%, 6/15/2010 (Insured; AMBAC)	10,030,000	10,726,182

New Jersey Educational Facilities Authority, Revenue:

(Rider University):

5%, 7/1/2010 (Insured; Radian)	1,880,000	1,962,908
5%, 7/1/2011 (Insured; Radian)	1,970,000	2,069,130
(Rowan University) 5.25%, 7/1/2016 (Insured; MBIA)	2,000,000	2,195,060

New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital) 6%, 7/1/2012	3,425,000	3,715,303

New Jersey Turnpike Authority, Revenue		
5.625%, 1/1/2010 (Insured MBIA)	3,910,000 a	4,212,595

New Mexico--.6%

Jicarilla, Apache Nation Revenue:		
5%, 9/1/2011	1,500,000	1,569,120
5%, 9/1/2013	2,905,000	3,050,453

New York--6.2%

Dutchess County Industrial Development Agency,		
Industrial Development (IBM Project)		
5.45%, 12/1/2009	2,000,000	2,110,640
New York City:		
6.25%, 8/1/2006	640,000 a	657,370
6.25%, 8/1/2009	830,000	851,646
5%, 6/1/2016 (Insured; FSA)	3,395,000	3,680,757
5%, 4/1/2020	2,500,000	2,654,625
5%, 4/1/2022	5,110,000	5,398,306
New York City Industrial Development Agency,		
Special Facility Revenue (American Airlines, Inc.		
John F. Kennedy International Airport Project):		
7.125%, 8/1/2011	2,000,000	2,054,860
7.50%, 8/1/2016	1,500,000	1,598,160
New York State Dormitory Authority, Revenue:		
(Lenox Hill Hospital Obligation Group)		
5.50%, 7/1/2011	1,000,000	1,024,290
State University Educational Facilities		
5.50%, 5/15/2010	2,000,000	2,146,020
New York State Local Government		
Assistance Corporation:		
5.25%, 4/1/2016	3,425,000	3,786,783
5.25%, 4/1/2016 (Insured; FSA)	2,200,000	2,435,664
New York State Power Authority		
5%, 11/15/2018 (Insured; FGIC)	1,225,000	1,329,407

New York State Thruway Authority:

  Highway and Bridge Trust Fund

    7.338%, 4/1/2018 (Insured; AMBAC)   2,500,000 c,d   2,921,850

  Service Contract Revenue (Local Highway and Bridge):

    5.50%, 4/1/2012   3,950,000   4,341,248

    5.50%, 4/1/2013 (Insured; XLCA)   5,000,000   5,455,350

New York State Urban Development Corp.:

  Corporate Purpose 5.125%, 7/1/2019   2,000,000   2,145,680

  Personal Income Tax 5.25%, 3/15/2011   1,565,000   1,679,214

Tobacco Settlement Financing Corp. of New York,

  Revenue 5.50%, 6/1/2018   4,000,000   4,364,880

North Carolina--4.8%

North Carolina Eastern Municipal Power Agency,

  Power System Revenue:

    5.125%, 1/1/2014   3,000,000   3,199,170

    5%, 1/1/2020 (Insured; AMBAC)   5,000,000   5,371,650

    5.25%, 1/1/2020 (Insured; AMBAC)   5,000,000   5,501,950

    5%, 1/1/2021   1,200,000   1,320,672

North Carolina Medical Care Commission, Revenue:

  (FHA Insured Mortgage - Morehead Memorial Hospital)

    5%, 11/1/2020 (Insured; FSA)   5,000,000   5,325,200

  Retirement Facilities

    (The United Methodist Retirement Homes Project):

      4.75%, 10/1/2013   1,000,000   1,011,590

      5.125%, 10/1/2019   1,250,000   1,279,913

North Carolina Municipal Power Agency,

  Electric Revenue (Number 1 Catawba):

    5.25%, 1/1/2016 (Insured; FSA)   2,540,000   2,763,926

    5.25%, 1/1/2017 (Insured; FSA)   10,000,000   10,794,000

Raleigh Durham Airport Authority, Airport Revenue

  5.25%, 11/1/2012 (Insured; FGIC)   2,365,000   2,553,916

Ohio--2.0%

Cuyahoga County, Revenue

  (Cleveland Clinic Health System):

    5.50%, 1/1/2014   4,000,000   4,335,880

    6%, 1/1/2017   5,000,000   5,559,900

Knox County, Hospital Facilities Revenue (Knox Community Hospital) 5%, 6/1/2012 (Insured; Radian)	1,500,000	1,575,960
Ohio, GO (Common Schools Capital Facilities) 5.75%, 6/15/2009	5,000,000 a	5,353,150

Oklahoma--.3%

Oklahoma Development Finance Authority, LR (Oklahoma State System Higher Education):		
4%, 6/1/2007	1,020,000	1,026,722
4%, 6/1/2008	1,060,000	1,070,515

Oregon--1.2%

Gilliam County, SWDR 4.15%, 5/1/2009	3,400,000	3,401,122
Washington County Unified Sewer Agency, Sewer Revenue 5.75%, 10/1/2012 (Insured; FGIC)	5,670,000	6,354,766

Pennsylvania--8.3%

Allegheny County, Airport Revenue (Pittsburgh International Airport) 5.75%, 1/1/2011 (Insured; MBIA)	5,000,000	5,398,500
Allegheny County Industrial Development Authority, PCR 4.05%, 9/1/2011 (Insured; AMBAC)	4,000,000	4,083,800
Carbon County Industrial Development Authority, RRR (Panther Creek Partners Project) 6.65%, 5/1/2010	8,925,000	9,429,262
Delaware County Industrial Development Authority (Resource Recovery Facility) 6.10%, 7/1/2013	8,000,000	8,384,640
Delaware River Joint Toll Bridge Commission, Bridge Revenue 5.25%, 7/1/2013	2,500,000	2,718,525
Delaware Valley Regional Finance Authority, Local Government Revenue 5.75%, 7/1/2017	6,830,000	7,773,701

Erie County Hospital Authority, Revenue (Hamot Health Foundation) 5.375%, 5/15/2010 (Insured; AMBAC)	2,340,000	2,422,438
Erie County Industrial Development Authority, EIR (International Paper Co. Project) 5.25%, 9/1/2010	2,100,000	2,180,094
Montgomery County Higher Education and Health Authority, HR (Abington Memorial) 6.10%, 6/1/2012 (Insured; AMBAC)	5,000,000	5,622,100
Montgomery County Industrial Development Authority, Mortgage Revenue (Whitemarsh Continuing Care) 6%, 2/1/2021	5,000,000	5,257,000
Pennsylvania Higher Educational Facilities Authority (UPMC Health System) 6.25%, 1/15/2015	3,660,000	4,054,402
Rose Tree Media School District 5.25%, 2/1/2018 (Insured; FSA)	5,900,000	6,483,569
Sayre Health Care Facilities Authority, Revenue (Guthrie Health) 6%, 12/1/2012	2,000,000	2,206,340
State Public School Building Authority, School LR (Colonial Intermediate Unit) 5.25%, 5/15/2019 (Insured; FGIC)	2,175,000	2,392,348

Rhode Island--1.2%

Rhode Island Health and Educational Building Corp.:		
Health Facilities Revenue (San Antoine) 5.50%, 11/15/2009	2,725,000	2,835,390
Hospital Financing Revenue (Lifespan Obligated Group Issue):		
5.75%, 5/15/2007 (Insured; MBIA)	5,000,000 a	5,234,250
5.75%, 5/15/2008 (Insured; MBIA)	560,000	585,519
Revenue (Roger Williams University)		
5%, 11/15/2021 (Insured; Radian)	1,360,000	1,413,706

South Carolina--3.2%

Anderson County, IDR (Federal Paper Board)		
4.75%, 8/1/2010	4,520,000	4,563,934
Berkeley County School District, Installment		
Purchase Revenue (Securing Assets for Education)		
5.25%, 12/1/2021	9,395,000	9,901,766
Charleston Educational Excellence Financing Corp.,		
Installment Purchase Revenue (Charleston County		
School District, South Carolina Project)		
5.25%, 12/1/2021	5,000,000	5,391,500
Dorchester County School District Number 002, Installment		
Purpose Revenue (Growth Remedy Opportunity		
Tax Hike) 5.25%, 12/1/2021	5,000,000	5,322,600
Hilton Head Island Public Facilities Corp., COP		
5%, 3/1/2013 (Insured; AMBAC)	1,065,000	1,141,968

Tennessee--2.0%

Johnson City Health and Educational Facility Board, HR		
(Medical Center Hospital Improvement)		
5.125%, 7/1/2011 (Insured; MBIA)	6,720,000	7,072,598
The Health, Educational and Housing Facility		
Board of Shelby County,		
Revenue (Baptist Memorial Health Care)		
5%, 10/1/2008	5,000,000	5,141,600
Tennessee Housing Development Agency		
(Homeownership Program):		
5.20%, 7/1/2010	1,815,000	1,891,865
5.30%, 7/1/2011	2,140,000	2,228,532

Texas--7.3%

Bexar County, Revenue (Venue)		
5.75%, 8/15/2013 (Insured; MBIA)	5,000,000	5,428,850

Cypress - Fairbanks Independent School District, Schoolhouse		
(Permanent School Fund Guaranteed)		
6.75%, 2/15/2010	1,700,000 a	1,900,141
Dallas - Fort Worth International Airport, Revenue		
Facility Improvement Corp.		
(Bombardier Inc.) 6.15%, 1/1/2016	4,000,000	4,039,520
Gulf Coast Waste Disposal Authority,		
Revenue (Bayport Area System)		
5%, 10/1/2014 (Insured; AMBAC)	2,065,000	2,231,749
Harris County Health Facilities Development Corp., HR		
(Memorial Hermann Hospital System)		
5.50%, 6/1/2012 (Insured; FSA)	8,295,000	9,033,338
Houston, Combined Utility System, First Lien Revenue:		
5.25%, 5/15/2012 (Insured; MBIA)	2,750,000	2,983,420
5.25%, 11/15/2017 (Insured; FSA)	5,000,000	5,573,700
Lewisville,		
Combination Tax and Revenue Certificates of Obligation		
5.25%, 2/15/2020 (Insured; MBIA)	1,230,000	1,339,642
Lower Colorado River Authority,		
Transmission Contract Revenue		
(LCRA Transmission Services Corp. Project)		
5%, 5/15/2010 (Insured; FGIC)	4,200,000	4,386,606
Port Corpus Christi Industrial Development Corp.,		
Revenue (Valero):		
5.125%, 4/1/2009	2,250,000	2,349,945
5.40%, 4/1/2018	1,500,000	1,566,570
San Antonio, Electric and Gas Revenue		
5%, 2/1/2018	5,000,000	5,217,900
Tarrant County Health Facilities Development Corp.,		
Health Systems Revenue:		
(Harris Methodist Health Systems) 6%, 9/1/2010	7,725,000	8,356,596
(Health Resources Systems)		
5.75%, 2/15/2014 (Insured; MBIA)	5,000,000	5,589,850
Texas Municipal Power Agency, Revenue		
Zero Coupon, 9/1/2009 (Insured; AMBAC)	170,000	150,117

Utah--3.0%

Carbon County, SWDR		
(Sunnyside Cogeneration-A) 6.375%, 8/15/2011	8,450,000	8,611,226
Jordanelle Special Service District		
(Special Assessment Improvement District)		
8%, 10/1/2011	4,475,000	4,687,786
Orem, Sales Tax Revenue 5%, 4/15/2015		
(Insured; AMBAC)	3,325,000	3,532,813
Utah Building Ownership Authority, LR		
(State Facilities Master Lease Program)		
5%, 5/15/2017	2,950,000	3,148,447
Utah County, EIR (USX Corporation Project)		
5.05%, 11/1/2011	4,480,000	4,729,133

Virginia--3.7%

Arlington County Industrial Development Authority, RRR		
(Ogden Martin System of Alexandria/Arlington		
Inc. Project) 5.375%, 1/1/2012 (Insured; FSA)	2,530,000	2,629,657
Greater Richmond Convention Center Authority,		
Hotel Tax Revenue (Convention Center		
Expansion Project) 6%, 6/15/2010	2,000,000 a	2,212,040
Newport News, GO General Improvement Water		
5.25%, 2/1/2016	5,575,000	6,219,470
Peninsula Ports Authority, Revenue		
(Port Facility - CSX Transportation Project)		
6%, 12/15/2012	4,150,000	4,632,894
Tobacco Settlement Financing Corp. of Virginia:		
4%, 6/1/2013	6,590,000	6,591,318
5.25%, 6/1/2019	3,000,000	3,082,800
Virginia Beach, GO Public Improvement		
5%, 1/15/2017	4,000,000	4,362,880

Virginia College Building Authority, Educational Facilities Revenue (Hampden - Sydney College Project) 5%, 9/1/2016	1,000,000	1,030,110

Washington--1.9%

Energy Northwest, Revenue (Wind Project) 5.60%, 1/1/2007	2,530,000 a	2,648,910
Goat Hill Properties, LR (Government Office Building Project) 5.25%, 12/1/2020 (Insured; MBIA)	2,710,000	2,942,410
Seattle Municipal Light and Power, Revenue:		
5.25%, 3/1/2010 (Insured; FSA)	50,000	53,121
7.196%, 3/1/2010 (Insured; FSA)	6,500,000 c,d	7,311,395
Washington:		
5.75%, 10/1/2012	20,000	21,891
5.75%, 10/1/2012	2,305,000	2,513,603

West Virginia--.4%

West Virginia Economic Development Authority, LR (Department of Environmental Protection) 5.50%, 11/1/2022	2,895,000	3,201,378

Wisconsin--.6%

Racine, SWDR (Republic Services Project) 3.25%, 4/1/2009	1,000,000	972,420
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc.) 6%, 11/15/2011 (Insured; FSA)	3,500,000	3,898,580

U.S. Related--1.4%

Childrens Trust Fund of Puerto Rico, Tobacco Settlement Revenue:		
5.75%, 7/1/2010	2,500,000	2,724,100
5.75%, 7/1/2010	5,000,000 a	5,448,200
5.75%, 7/1/2010	3,300,000 a	3,595,812

Total Long Term Municipal Investments
  (cost $785,157,691)   **802,513,219**

Short-Term Municipal Investments--1.7%		

Missouri--.3%

Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Francis Medical Center) 2.96% (LOC; Bank of America)	2,200,000 e	2,200,000

Rhode Island--.3%

Rhode Island Health and Educational Building Corp., Educational Institution Revenue (Saint Mary Academy- Bay View Issue) 2.98% (LOC; Citizens Bank of Rhode Island)	2,400,000 e	2,400,000

Tennessee--.4%

Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) 2.98% (LOC; Bank of America)	3,500,000 e	3,500,000

Washington--.6%

Washington Health Care Facilities Authority, Revenue (Providence Services) 2.95% (Insured; MBIA)	5,100,000 e	5,100,000

Wisconsin--.1%

Wisconsin Health and Educational Facilities Authority, Revenue (ProHealth Care, Inc. Obligated Group) 2.96% (Insured; AMBAC and LOC; Bank One)	1,050,000 e	1,050,000

Total Short-Term Municipal Investments
  (cost $14,250,000)   **14,250,000**

Total Investments (cost $799,407,691)	**99.3%**	**816,763,219**
Cash and Receivables (Net)	**.7%**	**5,467,020**
Net Assets	**100.0%**	**822,230,239**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement

SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Notes to Statement of Investments:

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Zero coupon until a specified date, at which time the stated coupon rate becomes effective until maturity.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2006, these securities amounted to $17,355,907 or 2.1% of net assets.

d Inverse floater security--the interest rate is subject to change periodically.

e Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.